Exhibit 99.1

NEWS RELEASE

INTERNATIONAL GAME TECHNOLOGY ANNOUNCES TENDER
OFFER FOR ANY AND ALL OF ITS $500 MILLION 7.50% NOTES DUE 2019

LONDON, U.K. — June 12, 2017 — International Game Technology PLC (NYSE:IGT) (“IGT”) and its wholly-owned subsidiary, International Game Technology (the “Issuer”), today announced that the Issuer has commenced a cash offer (the “Offer”) to purchase any and all of the outstanding $500 million aggregate principal amount of the Issuer’s 7.50% notes due 2019 (ISIN No. US459902AR30 / CUSIP No. 459902AR3) (the “Notes”) at a purchase price equal to US$1,106.25 per US$1,000.00 of the principal amount of the Notes (the “Tender Offer Consideration”) plus any accrued and unpaid interest from, and including, the immediately preceding interest payment date up to, but excluding, the third business day after the Expiration Date (the “Settlement Date”). The Settlement Date is expected to be June 21, 2017.

The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 12, 2017 (the “Offer to Purchase”) which is being made available to holders of the Notes, together with the Notice of Guaranteed Delivery, at the following web address: http://www.dfking.com/igt.

The Offer will expire at 5:00 p.m., New York City time, on June 16, 2017, unless extended or terminated as described in the Offer to Purchase (such time and date, as they may be extended, the “Expiration Date”). Notes tendered may be withdrawn at any time prior to the Expiration Date.

Holders must validly tender Notes at or prior to the Expiration Date to be eligible to receive the Tender Offer Consideration plus accrued and unpaid interest as described above. Payment for Notes that are validly tendered and not validly withdrawn at or prior to the Expiration Date will occur on the Settlement Date. Holders who utilize the guaranteed delivery procedures set forth in the Offer to Purchase will also receive the Tender Offer Consideration plus accrued and unpaid interest as described above on the Settlement Date.

The Issuer’s obligation to accept for payment and to pay for any Notes validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction or waiver of certain conditions described in the Offer to Purchase.

IMPORTANT: Beneficial owners of the Notes whose Notes are held in the name of a broker, dealer, bank, trust company, or other intermediary or nominee should contact such institution promptly and obtain and follow its instructions with respect to the applicable tender procedures and deadline (which may be earlier than the deadline set out in the Offer to Purchase).

The Issuer has retained D.F. King & Co., Inc. to act as the tender and information agent for the Offer. Requests for documents may be directed to D.F. King & Co., Inc. at (800) 821-8780 (toll-free), (212) 269-5550 (collect) or igt@dfking.com.

Citigroup Global Markets Limited and J.P. Morgan Securities LLC are acting as the Lead Dealer Managers for the Offer and BofA Merrill Lynch is acting as a Dealer Manager for the Offer. Holders with questions may contact Citigroup Global Markets Limited at +44 20-7986-8969 (London), (800) 558-3745 (toll-free) or (212) 723-6106 (collect), or J.P. Morgan Securities LLC at (866) 834-4666 (toll-free) or (212) 834-3424 (collect).

This news release is for information purposes only and is neither an offer to sell nor a solicitation of an offer to buy any security. This news release is also neither an offer to purchase nor a solicitation of an offer to sell any security. The Offer is made only by, and pursuant to the terms of, the Offer to Purchase, and the information in this news release is qualified by reference to the Offer to Purchase. No recommendation is being made as to whether holders of the Notes should tender their Notes. The Offer is not being made in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable state or foreign securities or “blue sky” laws.

About the Issuer

The Issuer is a wholly-owned subsidiary of IGT.

About IGT

IGT (NYSE:IGT) is the global leader in gaming. We enable players to experience their favorite games across all channels and regulated segments, from Gaming Machines and Lotteries to Interactive and Social Gaming. Leveraging a wealth of premium content, substantial investment in innovation, in-depth customer intelligence, operational expertise and leading-edge technology, our gaming solutions anticipate the demands of consumers wherever they decide to play. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has over 12,000 employees.

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2016 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business.  Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published earnings per share of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in its entirety by this cautionary statement.

Contact:

Robert K. Vincent, Corporate Communications, toll free in U.S./Canada (844) IGT-7452;

outside U.S./Canada (401) 392-7452

James Hurley, Investor Relations, (401) 392-7190

Simone Cantagallo, (+39) 06 51899030; for Italian media inquiries